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FORM X-17A-5
PART III

SEC File Number

8-13753

SEC Mail Processing
MAR 0 1 2023
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING   01/01/2022   AND ENDING   12/31/2022

                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Credit Agricole Securities (USA) Inc.

TYPE OF REGISTRANT (check all applicable boxes):

[X] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant

[ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1301 Avenue of the Americas – 6th Floor
(No. and Street)

New York   NY   10019
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Maria Gerold   212-261-3866   maria.gerold@ca-cib.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West   New York   NY   10001
(Address)   (City)   (State)   (Zip Code)

10/20/2003   42
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Stephane Publie and Maria Gerold, swear (or affirm) that, to the best of our knowledge and belief, the financial report pertaining to the firm of Credit Agricole Securities (USA) Inc., as of December 31, 2022, is true and correct. We further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: Chief Executive Officer

DONNA MEINERS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01ME6089091
Qualified in New York County
My Commission Expires March 17, 2023

Notary Public

Signature:

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Crédit Agricole Securities (USA) Inc.

Statement of Financial Condition

December 31, 2022

Contents



Ernst & Young LLP
One Manhattan West
New York NY 10001

Tel: +1 212 773 3000
Fax +1 212-773-6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of Crédit Agricole Securities (USA) Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Crédit Agricole Securities (USA) Inc. (the Company) as of December 31, 2022 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2004.

February 28, 2023

A member firm of Ernst & Young Global Limited

Crédit Agricole Securities (USA) Inc.

Statement of Financial Condition

December 31, 2022
(Dollars in Thousands Except for Share and Par Value Information)

Assets

Cash	$	23,410
Financial instruments owned, at fair value ($0 pledged as collateral)		345,350
Securities purchased under agreements to resell, including $218,592 securities segregated in accordance with Rule 15c3-3		785,339
Securities borrowed		39,493
Receivables from brokers, dealers, and clearing organizations		268,416
Receivables from customers		852,316
Deferred tax assets, net		8,612
Other assets		29,510
Total assets	$	2,352,446

Liabilities and stockholder's equity

Liabilities:

Short-term bank loans	$	3,194
Financial instruments sold, not yet purchased, at fair value		69,993
Payables to brokers, dealers, and clearing organizations		572,893
Payables to customers		457,229
Federal and state income taxes payable		8,467
Other liabilities and accrued expenses		48,993
		1,160,769
Liabilities subordinated to claims of general creditors		280,000

Stockholder's equity:

Common stock, $100 par value (75,000 shares authorized, 100 shares issued and outstanding)		10
Additional paid-in capital		723,794
Retained earnings		192,916
Accumulated other comprehensive loss		(5,043)
Total stockholder's equity		911,677
Total liabilities and stockholder's equity	$	2,352,446

See notes to Statement of Financial Condition.

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition

December 31, 2022
(Dollars in Thousands)

1. Organization and Nature of Business

Crédit Agricole Securities (USA) Inc. (the Company) is a direct, wholly-owned subsidiary of Crédit Agricole Global Partners, Inc. (the Parent), which is an indirect, wholly-owned subsidiary of Crédit Agricole S.A. The Company is a registered securities clearing broker and dealer under the Securities Exchange Act of 1934 and an introducing broker with the Commodity Futures Trading Commission (CFTC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA).

In its capacity as a securities broker-dealer, the Company provides its clients securities lending, brokerage, investment banking, custody, execution and clearance, and corporate finance advisory services on a global basis. The Company's client base is primarily comprised of domestic and foreign institutions, including fund managers, banks, and securities broker-dealers. The Company also engages in trading activities in the equity and fixed income markets. The Company operates as one reportable operating segment which provides broker-dealer services, as further described in these Statement of Financial Condition.

Substantially all of the Company's securities brokerage activities are conducted on a deliver versus payment or receipt versus payment basis.

The Company executes and clears trades only for its affiliates.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying Statement of Financial Condition of the Company as of December 31, 2022 has been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and in accordance with Accounting Standards Codification (ASC) as set forth by the Financial Accounting Standards Board (FASB).

Accounting Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Management believes that the estimates utilized

2. Summary of Significant Accounting Policies (continued)

in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash represents funds deposited with two financial institutions, one held with an affiliate, Crédit Agricole Corporate and Investment Bank - New York Branch in the amount of $23,404 and another bank in the amount of $6. The Company has no restricted cash balance as of December 31, 2022.

Customer Facilitation Activities

The Company's activities involve the execution, settlement, and financing of various securities transactions on either a cash or margin basis for customers and affiliates. In margin transactions, the Company extends credit, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As of December 31, 2022, the Company has maintained a margin account only for its affiliate, Credit Agricole Corporate and Investment Bank - France.

Customers' securities transactions are recorded on a settlement date basis.

Financial Instruments Owned/Financial Instruments Sold, Not Yet Purchased, At Fair Value

Financial instruments owned at fair value and financial instruments sold, not yet purchased at fair value are recorded at fair value.

Securities transactions in regular-way trades are recorded on trade date, as if they had settled. The Company has no non-regular-way trades.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition. Trades pending settlement at December 31, 2022 were subsequently settled with no material effect on the Company's Statement of Financial Condition.

2. Summary of Significant Accounting Policies (continued)

Securities Purchased Under Agreements To Resell And Securities Sold Under Agreements To Repurchase

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements), or securities sold under agreements to repurchase (repurchase agreements), are treated as collateralized financing transactions. Reverse repurchase and repurchase agreements are recorded at their contracted resale or repurchase amounts, plus accrued interest. It is the Company's policy to obtain possession of securities with a fair value in excess of the principal amount loaned plus accrued interest thereon, in order to collateralize reverse repurchase agreements.

Similarly, the Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned, when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral from the counterparty, or to return excess collateral to counterparties, when appropriate. As these transactions are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

Receivables from / Payables to brokers, dealers, and clearing organizations

Receivables from and payables to brokers, dealers, and clearing organizations include amounts due on cash and margin accounts on a settlement date basis, and securities failed-to-deliver/receive. Fails are cleared as securities are received / delivered and cash is exchanged – receive versus payment (RVP) or delivery versus payment (DVP).

Offsetting Assets and Liabilities

U.S. GAAP permits securities purchased under agreements to resell and securities sold under agreements to repurchase to be presented net when specified conditions are met, including the existence of a legally enforceable master netting agreement, among others. The Company has elected to net certain resale and repurchase agreements with the same counterparty on the Statement of Financial Condition when the requirements of FASB Accounting Standard Codification ("ASC" or "Codification") 210-20-45-11 *Offsetting of Amounts Related to Certain Repurchase and Resale Agreements*, are met. The Company uses master netting agreements to mitigate counterparty credit risk in certain repurchase and reverse repurchase transactions. A

2. Summary of Significant Accounting Policies (continued)

master netting agreement is a single contract with a counterparty that permits multiple transactions governed by that contract to be terminated and settled through a single payment in a single currency in the event of a default (e.g., bankruptcy, failure to make a required payment or securities transfer or deliver collateral or margin when due after expiration of any grace period). Upon the exercise of termination rights by the non-defaulting party, (i) all transactions are terminated, (ii) all transactions are valued and the positive value or "in the money" transactions are netted against the negative value or "out of the money" transactions, and (iii) the only remaining payment obligation is of one of the parties to pay the netted termination amount. Upon exercising the termination of the repurchase agreement, (i) all values of securities or cash held or to be delivered are calculated, and all such sums are netted against each other and (ii) the only remaining payment obligation is of one of the parties to pay the netted termination amount. Typical master netting agreements for these types of transactions also often contain a collateral/margin agreement that provides for a security interest in or title transfer of securities or cash collateral/margin to the party that has the right to demand margin (the demanding party). The collateral/margin agreement typically requires a party to transfer collateral/margin to the demanding party with a value equal to the amount of the margin deficit on a net basis across all transactions governed by the master netting agreement, less any established threshold. The collateral/margin agreement grants to the demanding party, upon default by the counterparty, the right to set off any amounts payable by the counterparty against any posted collateral or the cash equivalent of any posted collateral/margin. It also grants to the demanding party the right to liquidate collateral/margin and to apply the proceeds to an amount payable by the counterparty.

Securities Borrowed

Securities borrowed transactions are recorded on a settlement date basis at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company monitors the fair value of securities borrowed on a daily basis with additional daily collateral being obtained or refunded as necessary.

Fair Value Measurements

The Company defines fair value in accordance with ASC 820, *Fair Value Measurements*. ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to

2. Summary of Significant Accounting Policies (continued)

sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

ASC 820 establishes a hierarchy for inputs used in measuring fair value into three broad levels that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available:

- Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 – Inputs are observable for the asset or liability, either directly or indirectly in active markets (other than quoted prices included within Level 1). Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

- Level 3 – Inputs are unobservable and rely on management's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Credit Losses

The Company applies ASC 326, *Financial Instruments – Credit Losses* to all financial instruments that are not accounted for at fair value through net income.

The Company has performed an analysis of its financial instruments at amortized cost under ASC 326 and its related amendments, which requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company has concluded that no impairment charges were necessary. This is mainly due to the short duration of its contracts, together with the daily collateral adjustments for those contracts, that any impact would be immaterial as these financial instruments are well secured.

2. Summary of Significant Accounting Policies (continued)

Translation of Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are revalued monthly at current rates of exchange.

Employee Benefit Plans

Defined Benefit Plans

The costs of the pension and other postretirement plans are determined on the basis of actuarial valuations. The Company measures the plan assets and benefit obligations at each fiscal year-end. This process involves making certain estimates and assumptions, including the discount rate and the expected long-term rate of return on plan assets.

The fair value of plan assets is based on fair values represented by observable market prices. The projected benefit obligation is determined based on the present value of projected benefit distributions at an assumed discount rate.

The accumulated benefit obligation represents the actuarial present value of benefits attributed by the plan's benefit formula to employee service rendered prior to that date and based on past compensation levels.

The assumed discount rate, in management's judgment, reflects the rates at which benefits could be effectively settled. Such discount rate is used to measure the projected and accumulated benefit obligations. The assumed discount rate was selected in consultation with the independent actuaries, using a pension discount yield curve based on the characteristics of the plan benefit obligations.

The Company funds pension costs in the year accrued to the extent such costs do not exceed the deductibility limit under the Internal Revenue Code. The amount of contribution is based on the Company's proportionate share in the pension obligation. The Company funds other postretirement benefits when incurred.

Defined Contribution Plan

The Company's contribution to the defined contribution plan is predetermined by the terms of the plan, which outline how much is to be contributed for each member for each year.

2. Summary of Significant Accounting Policies (continued)

Other Liabilities and Accrued Expenses

These consist primarily of interest, dividends, bonuses, and miscellaneous payables, as well as deferred salaries, deferred bonuses, and pension expense.

Income Taxes

The Company records its income tax provision using the asset and liability method in accordance with ASC 740, *Income Taxes* (ASC 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the Statement of Financial Condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company applies the authoritative guidance for uncertainty in income taxes included in ASC 740. This guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely than not" to be sustained by the taxing authority. The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and procedures. If this threshold is met, the Company measures the tax benefits as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

3. Recently-Adopted Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.* This ASU provides temporary optional expedients and exceptions to the US GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates, such as the Secured Overnight Financing Rate (SOFR). This guidance is optional and may be elected between March 12, 2020, the issuance date, and December 31, 2022. In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. This ASU defers the sunset date of the transition relief in ASC 848 to December 31, 2024 from December 31, 2022. This update does not impact the Company as all instruments have already been transitioned.

3. Recently-Adopted Accounting Pronouncements (continued)

During 2021, the Company had already transitioned its $280,000 subordinated loan with Credit Agricole Corporate and Investment Bank – France, the Lender from LIBOR to SOFR after obtaining FINRA's approval. The Company's loan matures on January 1, 2025, and bears interest at SOFR plus 260 basis points, which resets annually.

In addition, the Company also has a revolving subordinated loan agreement with Credit Agricole Corporate and Investment Bank – France. The purpose of this loan agreement, which provides a revolving line of $600,000, is to help the Company finance its activities in a regulatory capital-efficient manner. It was entered into on September 1, 2015 and matures on December 18, 2024. The agreement contains an evergreen feature that allows for an automatic annual extension unless notification is made within the appropriate timeframe prior to maturity for termination. This revolving subordinated loan agreement accrues a commitment fee at a rate of 445 basis points per annum for the undrawn portion and a rate of SOFR plus 173 basis points per annum when drawn. During 2022, the Company obtained FINRA's approval to convert the revolving subordinated loan interest rate index reference from LIBOR to SOFR.

These rate changes fell within the scope exemption in Topic 848 and would not be viewed as a contract modification as they were solely a replacement of a reference rate from one risk free rate that will cease to exist in 2023 to another risk free rate. There were not any and there will not be any other modification to the agreements that would cause a change in the amount or timing of cash flows.

Further, the Company assessed all other financial instruments and deemed that none of them were impacted by Topic 848 or required a transition from LIBOR to SOFR or any other risk-free rate.

In March 2022, the FASB issued ASU 2022-03, Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructuring and Vintage Disclosures. This ASU amends ASC 310 to eliminate the recognition and measurement guidance for a troubled debt restructuring for creditors that have adopted ASC 326 and requiring them to make enhanced disclosures about loan modifications for borrowers experiencing financial difficulty. The FASB requires public business entities to present gross write-offs by year of origination in their vintage disclosures. Additionally, the new guidance requires entities to estimate an expected lifetime credit loss on financial assets ranging from short-term trade accounts receivable to long-term financings. The amendment is effective for annual reporting periods beginning on or after December 15, 2022, and interim periods therein. The Company has assessed the impact this amendment will have on existing debt and determined there to be no impact on the Company following the amendment.

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition (continued)

December 31, 2022
(Dollars in Thousands)

3. Recently-Adopted Accounting Pronouncements (continued)

The Company believes that this ASU will have either a very minimal impact to its Statement of Financial Condition or no impact at all. This is based upon an analysis performed on the various products and transactions entered into by the Company. As a result of the very short duration of its transactions, the daily collateral adjustments supporting its transactions, the daily monitoring and escalation of fail balances, the minimal expected loss amount computed by the Company, and no history of any prior defaults, the Company does not believe that any provisions should be recorded as of December 31, 2022.

4. Securities Segregated Under Federal and Other Regulations

At December 31, 2022, the Company had segregated $207,888 of qualified securities for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934. The qualified securities, reported as securities purchased under agreements to resell on the Statement of Financial Condition, are subject to a 2% haircut for regulatory reserve purposes which resulted in a net amount of $203,730.

In addition, at December 31, 2022, the Company had segregated $10,705 of qualified securities for the benefit of proprietary accounts of broker-dealers (PAB). The qualified securities, reported as securities purchased under agreements to resell on the Statement of Financial Condition, are subject to a 2% haircut for regulatory reserve purposes which resulted in a net amount of $10,490.

In addition, securities with fair value of $4,721 that are reported as securities purchased under agreements to resell on the Statement of Financial Condition, are segregated for deposits at clearing organizations.

5. Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

The components of receivables from and payables to brokers, dealers, and clearing organizations as of December 31, 2022, are as follows:

Receivables from brokers, dealers, and clearing organizations:	
Securities failed to deliver	$ 197,018
Receivables from clearing organizations	57,182
Other receivables	14,216
	$ 268,416

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition (continued)

December 31, 2022
(Dollars in Thousands)

5. Receivables from and Payables to Brokers, Dealers, and Clearing Organizations (continued)

Payables to brokers, dealers, and clearing organizations:

Securities failed to receive	$ 560,681
Other payables	12,212
	$ 572,893

Receivables from clearing organizations represent balances to satisfy margin requirements of $44,000 for the National Securities Clearing Corporation, $6,479 for Euroclear, $2,500 for the Fixed Income Clearing Corporation, and $4,203 for Depository Trust and Clearing Corporation.

Other receivables above consist predominantly of underwriting fees receivable of $13,445.

6. Receivables from and Payables to Customers

Receivables from and payables to customers include amounts due or owed on cash transactions. Securities owned by customers are held as collateral for these receivables. These amounts are completely attributable to trades that had not yet cleared as of December 31, 2022.

7. Fair Value Measurements

Substantially all of the Company's financial assets and liabilities are carried at fair value or contracted amounts, which approximate fair value due to their short-term nature. Financial instruments recorded at contracted amounts approximating fair value consist largely of short-term instruments, including securities borrowed, repurchase and reverse repurchase agreements, customer receivables and payables, and receivables from and payables to brokers, dealers, and clearing organizations. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short term nature, frequent repricing, and limited credit risk. The carrying amount of the liabilities subordinated to claims of general creditors approximated fair value at December 31, 2022.

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2022:

7. Fair Value Measurements (continued)

	Level 1	Level 2	Level 3	Total
Assets				
Financial instruments owned, at fair value:				
U.S. government obligations	$ 786	$ –	$ –	$ 786
Corporate debt securities	–	82,294	–	82,294
Equity securities	982	–	–	982
Certificates of deposit	–	241,160	–	241,160
Structured products	–	20,128	–	20,128
	$ 1,768	$ 343,582	$ –	$ 345,350

	Level 1	Level 2	Level 3	Total
Liabilities				
Financial instruments sold, not yet purchased, at fair value:				
U.S. government obligations	$ 23,499	$ –	$ –	$ 23,499
Corporate debt securities	–	46,494	–	46,494
	$ 23,499	$ 46,494	$ –	$ 69,993

There were no transfers between Level 1, Level 2, or Level 3 of the fair value hierarchy for the Company during the year. Furthermore, there were no purchases or sales of Level 3 assets and liabilities during the year ended December 31, 2022.

7. Fair Value Measurements (continued)

The valuation techniques for the above financial instruments are as follows:

- **U.S. government obligations** – U.S. treasury securities are measured based on quoted market prices and are categorized as Level 1 of the fair value hierarchy.

- **Corporate debt securities** – Corporate debt securities held by the Company are traded OTC and are classified as Level 2 of the fair value hierarchy. Prices of debt securities are valued using pricing from various market data sources.

- **Equity securities** – Exchange traded equity securities are measured based on quoted exchange prices in active markets and are categorized as Level 1 of the fair value hierarchy. The Company does not have non-exchange traded equity securities as of December 31, 2022.

- **Certificates of deposit** – Certificates of deposit held by the Company are based on pricing obtained from various brokers and are categorized as Level 2 of the fair value hierarchy.

- **Structured products** – the Structured note held by the Company is classified as Level 2 of the fair value hierarchy. The valuation of this note is based on inputs that are observable.

8. Securities Received / Delivered as Collateral

At December 31, 2022, there were no Company-owned securities pledged to counterparties where the counterparty has the right, by the contract or customer, to sell or re-pledge. The Company has accepted collateral that it is permitted by contract or customer to sell or re-pledge. This collateral consists primarily of securities received in connection with securities borrowed and reverse repurchase agreements with financial institutions. The fair value of such collateral at December 31, 2022, is $819,909, which is used by the Company to cover short sales, to provide securities lending to affiliates, and to meet pledging requirements of customers and clearing organizations. In the normal course of business, $223,313 of this collateral is used by the Company to meet pledging requirements of customers and clearing organizations.

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition (continued)

December 31, 2022
(Dollars in Thousands)

9. Offsetting

Securities borrowed have been presented on a gross basis on the Statement of Financial Condition as the Company does not transact in securities lending that could offset securities borrowed.

The following table presents as of December 31, 2022, the gross and net repurchase and reverse repurchase agreements. Repurchase and reverse repurchase agreements have been presented on the Statement of Financial Condition on a net basis. The Company does have the ability to net certain of its repurchase and reverse repurchase agreements where the Company has obtained an appropriate legal opinion with respect to the master netting agreement, and where the other relevant criteria have been met.

	Gross Amounts	Amounts Offset on the Statement of Financial Condition	Net Amounts Presented on the Statement of Financial Condition	Amounts Not Offset on the Statement of Financial Condition (a)	Net Amounts (b)
Financial Assets					
Securities purchased under agreements to resell	786,129	(790)	785,339	---	785,339
Financial Liabilities					
Securities sold under agreements to repurchase	(790)	790	---	---	---

9. Offsetting (continued)

(a) Amounts related to recognized financial instruments that either management makes an accounting policy election not to offset or do not meet some or all of the requirements for net presentation in accordance with applicable offsetting accounting guideline ASC 210-20-45-11.

(b) The gross fair value of the collateral that the Company had received and pledged under enforceable master agreements amounts to $781,723 and $788, respectively.

10. Related-Party Transactions

In the normal course of its business, the Company provides services to and receives services from various domestic and foreign affiliates. The Company also enters into securities transactions and financing transactions with its affiliates.

As of December 31, 2022, Parent and other affiliate-related balances included in the Statement of Financial Condition consist of the following:

Assets:		
Cash	$	23,404
Financial instruments owned, at fair value		36,349
Securities purchased under agreements to resell		536,316
Receivables from brokers, dealers, and clearing organizations		193,566
Receivables from customers		1,164
Other assets		10,889
Total	$	801,688
Liabilities:		
Short-term bank loans	$	3,194
Financial instruments sold, not yet purchased, at fair value		5,991
Payables to brokers, dealers, and clearing organizations		557,028
Other liabilities and accrued expenses		7,727
Total	$	573,940
Liabilities subordinated to claims of general creditors	$	280,000

10. Related-Party Transactions (continued)

Cash represents funds deposited with an affiliate, Crédit Agricole Corporate and Investment Bank - New York Branch.

The financial instruments owned and financial instruments sold largely represent bonds held and sold by the Company that have been issued by Crédit Agricole S.A.

The securities purchased under agreements to resell are due to the Company's investment of excess cash and are predominantly with our affiliate Credit Agricole – New York Branch.

The balances reflected in receivables from and payables to brokers, dealers, and clearing organizations predominantly represent failed securities clearing transactions for its affiliates.

The Company performs underwriting activity for its affiliates.

The Company has a subordinated loan with Credit Agricole Corporate and Investment Bank - France in the amount of $280,000.

The Company also has a revolving subordinated loan agreement with Credit Agricole Corporate and Investment Bank – France. The purpose of this loan agreement, which provides a revolving line of $600,000, is to help the Company finance its activities in a regulatory capital-efficient manner. As of December 31, 2022, the Company has not drawn down any of the $600,000 nor has it at any time during 2022.

The Company's federal tax liabilities are settled through its Parent. See Income Taxes footnote below for respective amounts.

11. Income Taxes

The Company is included in the consolidated federal tax return of its Parent, as well as combined returns with other unitary group members for state and local tax return purposes, including New York State and New York City. Current and deferred taxes are allocated to the Company in accordance with the Separate-Return method. Under this income tax allocation method, the Company is assumed to file a separate return with the taxing authorities. Combined state apportionment factors are also utilized by the Company. This method of allocation is systematic, rational, and consistent with the broad principles established by ASC 740.

11. Income Taxes (continued)

The effective tax rate differs from the federal statutory tax rate of 21%. This difference can be attributed primarily to adjustments related to state and local taxes, meals and entertainment, and travel, and that the Company is subject to the Base Erosion and Anti-Abuse Tax ("BEAT") in the current year.

As of December 31, 2022, the Company has a net deferred tax asset of $8,612 in the statement of financial condition, of which $11,154 is the gross deferred tax asset and $(2,542) is the gross deferred tax liability. The net deferred tax asset consists primarily of deferred pension accrual and deferred compensation. In 2022, there was a net decrease of $ (2,285) to the net deferred tax asset balance. Such decrease was primarily the result of decreases in the marginal tax rate, deferred compensation, and accrual of multi-state tax liabilities. Based on all available evidence, including a history utilizing tax attributes in prior years and revenue projections for the Company, it has been determined that a valuation allowance is not required.

As of December 31, 2022, the Company had a net tax liability of $(8,148) that is included in other liabilities and accrued expenses in the accompanying Statement of Financial Condition.

Liabilities for interest and penalties, if any, are included as other liabilities and accrued expenses in the Statement of Financial Condition. The Company has an amount of $1,297 to multi-state liabilities consisting of $1,170 of tax and $127 of interest as of December 31, 2022.

As of December 31, 2022, the Company's 2015 through 2021 tax years remain subject to, or are open for, examination by one or more major tax jurisdictions.

12. Commitments and Contingencies

In the normal course of business, the Company may be named, from time to time, as a defendant in various legal actions, including arbitrations, class actions, and other litigation, arising in connection with its activities as a broker-dealer. The Company contests liability and / or the amount of damages as appropriate in each pending matter. The Company has various lawsuits pending which, in the opinion of management of the Company and outside counsel, will likely be resolved with no material adverse effect on the financial position of the Company. As of December 31, 2022, the Company has no legal reserves recorded on the Statement of Financial Condition.

As of December 31, 2022, the Company has provided a contingent liquidity facility to FICC in the amount of $956.

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition (continued)

December 31, 2022
(Dollars in Thousands)

12. Commitments and Contingencies (continued)

In addition, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote and is not estimable.

13. Employee Benefit Plans

The Company has a noncontributory, defined benefit pension plan, Crédit Agricole Corporate and Investment Bank qualified and nonqualified retirement plan (the Plan), which covers full-time employees of the Company, who are between the ages of 21 and 65.

The Company's qualified plans include a defined contribution plan, i.e. a 401(k) Savings Plan that allows participants to make before-tax contributions from 1% to 100% of their salary, subject to the maximum allowable contribution as established by the Internal Revenue Code (the Code); a noncontributory Retirement Plan (which was frozen on December 31, 2008) and defined contribution plans (which were frozen on March 1, 1996 and December 31, 2005).

The Company's nonqualified plans include a voluntary bonus deferral plan that are eligible to managing directors and above whereby participants can defer up to 100% of their cash bonus; a deferred salary and supplemental plan that allowed certain executive employees to make pre-tax contributions above the 401 (k) limits into an excess plan (which was frozen as of December 31, 2007); and a supplemental executive retirement plan that was designed to make-up the benefit which the qualified plan could not provide due to salary limitations (which was frozen on December 31, 2008).

The cost of pension benefits for eligible employees, measured by length of service, compensation, and other factors, is currently being funded through a trust (the Trust) established under the Plan. Funding of retirement costs for the Plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements. Effective December 31, 2008, the Plan was frozen, and the average salary and service requirements were capped. Participants are vested in what they accrued through December 31, 2008. For employees who are over 55 and have 20 years of service, the Company will continue to accrue service for early retirement purposes.

Notes to the Statement of Financial Condition (continued)

December 31, 2022
(Dollars in Thousands)

13. Employee Benefit Plans (continued)

The Plan is based on years of service and the employee's compensation during the highest five consecutive years of participation. CA's funding policy is to fund the plan based on the Projected Unit Actuarial Cost Method.

The underfunded status of the Plan of $4,917 at December 31, 2022, is recognized in the accompanying Statement of Financial Condition in other liabilities and accrued expenses as accrued pension liability.

The following tables provide a reconciliation of the changes in the plans' benefit obligations, fair value of assets for the Plan, and funded status for the plan participants in the qualified and non-qualified retirement plans for the year ended December 31, 2022:

Reconciliation of projected benefit obligation:	Qualified Plan		Non-Qualified Plans	
Projected benefit obligation, January 1, 2022	$	41,399	$	3,575
Transfers		190		—
Interest cost		1,104		95
Actuarial (gain)/loss - due to experience		762		12
Actuarial (gain)/loss - due to financial assumption changes		(11,734)		(939)
Actuarial (gain)/loss – due to demographic assumption changes		--		--
Benefits paid		(1,040)		(71)
Projected benefit obligation, December 31, 2022	$	30,681	$	2,672
Reconciliation of fair value of plan assets:				
Fair value of plan assets as of January 1, 2022	$	37,862	$	—
Transfers		190		—
Actual return on assets		(8,576)		—
Settlements paid		--		—
Employer contribution		--		71
Benefits paid		(1,040)		(71)
Fair value of plan assets as of December 31, 2022		28,436		—
Unfunded status as of December 31, 2022	$	2,245	$	2,672

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition (continued)

December 31, 2022
(Dollars in Thousands)

13. Employee Benefit Plans (continued)

The assumptions used in the measurement of the benefit obligations are shown in the following table:

	Qualified Plan	Non-Qualified Plans
Weighted-average assumptions used to determine benefit obligations:		
Discount rate	5.00%	5.00%
Expected return on plan assets	6.00%	N/A
Rate of compensation increase	N/A	N/A
Measurement date	12/31/22	12/31/22

The pension plan assets are held in the Trust. Plan fiduciaries set investment policies and strategies for the pension plan. Long-term strategic investment objectives include preserving the funded status of the plan with a goal of meeting the long-term needs of the plan and to preserve capital by balancing risk and return to avoid severe declines that could greatly impact the ability of the plans to meet ongoing benefit payments. Plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations.

Plan assets within the Trust consist principally the following:

	Fair Market Value	Percentage
Mutual funds		
Equity securities	$ 9,100	32.0%
Debt securities	18,455	64.9%
Real estate	739	2.6%
Cash	142	0.5%
Other	--	0.0%
Total pension plan assets	$ 28,436	100.0%

13. Employee Benefit Plans (continued)

The strategic target of the Plan's asset allocations is as follows:

	Target Asset Allocation
Equity securities	23%
Debt securities	75%
Real estate	2%

The following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year-end as reported in an active market and, thus, fall under Level 1 of fair value measurement hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no changes in the actuarial cost methods from the previous valuation.

The expected return on assets is a long-term assumption. Based on estimated long-term returns on equities and fixed income securities, as well as the Company's actual target asset allocation, and given the current environment, the reasonable range for the expected return on assets is 6%.

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition (continued)

December 31, 2022
(Dollars in Thousands)

13. Employee Benefit Plans (continued)

At December 31, 2022, future plan benefits expected to be paid through 2032 are as follows:

	Qualified Plan	Non-Qualified Plans
2023	$ 1,422	$ 88
2024	1,152	69
2025	1,301	99
2026	1,420	116
2027	1,595	162
2028 – 2032	9,320	979
	$ 16,210	$ 1,513

The Company also sponsors a defined contribution plan (qualified plan). The 401(k) Savings Plan allows participants to make before-tax contributions from 1% to 100% of their salary, subject to the maximum allowable contribution as established by the Internal Revenue Code (the Code). The Company makes annual matching contributions. Matching contributions will not exceed more than a total of 6% of the employee's eligible base pay. Participants are immediately fully vested in their contributions, and earnings thereon, in the plan. The Company's match portion is subject to a vesting schedule.

14. Liabilities Subordinated to Claims of General Creditors

At December 31, 2022, the Company had the following subordinated loan with Credit Agricole Corporate and Investment Bank – France, the Lender:

Subordinated loan due January 1, 2025 $ 280,000

The loan matures on January 1, 2025, and bears interest at SOFR plus 260 basis points, which resets annually.

The subordinated loan agreement allows for the automatic extension of the maturity date for an additional year without further action by either the Lender or the Company unless the Lender

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition (continued)

December 31, 2022
(Dollars in Thousands)

14. Liabilities Subordinated to Claims of General Creditors (continued)

notifies the Company on or before thirteen months prior to the maturity date that the loan, with a written copy to FINRA, will not be extended. The subordinated loans are approved by FINRA and meet the regulatory requirements to be included as equity when computing net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. These subordinations, which are subordinated to all claims of general creditors of the Company, constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

In addition, the Company also has a revolving subordinated loan agreement with Credit Agricole Corporate and Investment Bank – France. The purpose of this loan agreement, which provides a revolving line of $600,000, is to help the Company finance its activities in a regulatory capital-efficient manner. It was entered into on September 1, 2015 and matures on December 18, 2024.

The revolving subordinated loan agreement allows for the automatic extension of the maturity date for an additional year without further action by either the Lender or the Company unless the Lender notifies the Company on or before seven months prior to the maturity date that the loan, with a written copy to FINRA, will not be extended. During 2022, there were no draw downs on this revolving subordinated loan agreement.

15. Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In its capacity as a broker, the Company will, at times, enter into foreign currency forward transactions to facilitate customer requests to settle foreign-denominated securities transactions in U.S. dollars. The fair value of these transactions generally approximates zero due to the short-term settlement nature of the product. In addition, the Company utilizes foreign currency forward contracts to economically hedge its revenues. At December 31, 2022, the Company had no foreign currency forward contracts outstanding nor were any entered into during 2022.

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition (continued)

December 31, 2022
(Dollars in Thousands)

16. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1 (the Rule) and the capital rules of FINRA. The Company has elected to use the alternative net capital method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. FINRA may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business or paying cash dividends if its net capital is less than 5% of aggregate debit items. As an introducing broker, regulated by the CFTC, the Company is subject to a minimum capital requirement of $45. At December 31, 2022, the Company had net capital of $961,513 which was 114.50% of aggregate debit items of $839,733 and $944,718 in excess of its required net capital.

17. Concentrations of Credit Risk

As a securities broker-dealer, the Company engages in various securities underwriting, trading, and brokerage activities, servicing a diverse client group, primarily consisting of large domestic and international corporations and institutional investors. A substantial portion of the Company's transactions are executed with and on behalf of affiliated companies, institutional investors, and other brokers and dealers. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes, which may impair the customer's or counterparty's ability to satisfy its obligation to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, resulting in a loss to the Company. The Company does not anticipate non-performance by customers or counterparties in the situation described. The Company has a policy of reviewing the credit standing of each customer and counterparty with which it conducts business. At December 31, 2022, the Company's most significant concentration of credit risk was on the Statement of Financial Condition on the line item securities purchased under agreements to resell. These are predominantly with our affiliate Credit Agricole – New York Branch.

In addition, the Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and changes in collateral levels as appropriate.

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition (continued)

December 31, 2022
(Dollars in Thousands)

18. Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2022, through February 28, 2023, the date the Statement of Financial Condition was issued, and concluded that there were no material subsequent events to disclose or recognize.